RACKWISE, INC.
101 California St.
Suite 2450
San Francisco, CA 94111

November 14, 2011

Courtney Haseley, Staff Attorney
US Securities and Exchange Commission
Washington, DC 20549

Re:	Rackwise, Inc.
Current Report on Form 8-K
Filed September 27, 2011
File No. 333-163172

Dear Ms. Haseley:

We have received the October 28, 2011 letter of the Commission respecting the captioned matter. Through our legal counsel, we requested a two business day extension (through November 16, 2011) to respond, which the Commission kindly granted. This letter is intended to confirm the extension and our commitment to respond within the timeline, as extended. Thank you for granting our request.

Sincerely,

/s/ Guy Archbold

Guy Archbold
Chief Executive Officer